SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

25 October 2011

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated  25 October 2011
                re:   New Allocation Methodologies for Funding Costs

25 October 2011

NEW allocation METHODOLOGIES for funding costs AND CAPITAL

As part of the alignment of the business decision making framework with our strategic objectives, the Group is enhancing its allocation methodologies for funding costs and capital.

As has been discussed at recent results announcements, our funding transfer pricing arrangements did not result in full recovery of the costs of our successful term wholesale funding programme from divisions and certain costs have therefore been reported in Central items.  To address this, we are now implementing a new approach that ensures that the full cost of funding is reflected in each of our division's results.  At the same time, we have refined the methodology used to allocate the costs and benefits of capital across the Group.  In addition, banking volatility will now be excluded from the margin calculations and the average interest-earning assets have been adjusted to amend the treatment of offset accounts.  As a result average interest-earning assets have decreased slightly.  Together these changes will help drive enhanced commercial behaviours within our business units and ensure that our divisions' reported results better reflect their underlying performance.

The Group's combined businesses and statutory results are unchanged as a result of the new transfer pricing methodologies.  However, the new arrangements will affect the divisional results and the core/non-core analysis and will also result in a modest transfer of interest expense from banking to non-banking activities.

The new methodology is designed to ensure that funding costs are allocated to the divisions and that the allocation is more directly related to the size and behavioural duration of asset portfolios, with a similar approach applied to recognise the value to the business from the Group's growing deposit base.  Although overall Group net interest income (NII) is unchanged, this reallocation has changed the NII mix with a modest increase in banking NII and a commensurate reduction in non-banking NII.

As a result of these changes, the Group banking net interest margin for the three consecutive six month periods ended 30 June 2010, 31 December 2010 and 30 June 2011 has increased by 12bps, 10bps and 5bps respectively and is now reported as 2.20 per cent, 2.22 per cent and 2.12 per cent respectively.  The underlying drivers of the margin trend are unchanged from those previously shared with the market.  The adjustment for the six months ended 30 June 2011 is smaller than other periods because there was minimal net banking volatility in that period within NII.  All other things being equal, guidance on Group banking net interest margin is adjusted by a similar level to the first half of 2011 movement (5bps) and as a result we now expect Group banking net interest margin to be just above 2.05 per cent for the full year 2011.

The reallocation will also result in a change to NII and margins for the four banking divisions, with consequent effects on their profits or losses before tax.  The core/non-core split will also change as any interest previously unallocated and reported in Central items was treated as core and will now be appropriately split between core and non-core activities.

The revised approaches for funding costs and capital reallocation will be applied going forward and to ensure comparability with previous periods we have restated our divisional results for the half-years to 30 June 2010, 31 December 2010 and 30 June 2011 and also for the full-year to 31 December 2010.  The restated results, along with the revised core/non-core split, are contained within the attached appendices.

- END -

For further information:

Investor Relations
Kate O'Neill                                                                            +44 (0) 20 7356 3520
Managing Director, Investor Relations
Email: kate.o'neill@ltsb-finance.co.uk

Corporate Affairs
Matthew Young                                                                      +44 (0) 20 7356 2231
Director of Corporate Affairs
Email: matt.young@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, as well as the ability to integrate successfully the acquisition of HBOS; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets; changing demographic and market related trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of Governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU State Aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

COMBINED BUSINESSES SEGMENTAL ANALYSIS - GROUP

APPENDIX
Half-year to 30 June 2011 - As restated

	Retail	Wholesale	Commercial	Wealth and Int'l	Insurance	Group Operations	Central items	Group
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	3,870	1,171	634	451	(25)	(29)	306	6,378
Other income	884	1,337	218	631	1,319	23	(414)	3,998
Total income	4,754	2,508	852	1,082	1,294	(6)	(108)	10,376
Insurance claims	-	-	-	-	(198)	-	-	(198)
Total income, net of insurance claims	4,754	2,508	852	1,082	1,096	(6)	(108)	10,178
Operating expenses	(2,221)	(1,312)	(471)	(792)	(415)	(56)	(65)	(5,332)
Trading surplus	2,533	1,196	381	290	681	(62)	(173)	4,846
Impairment	(1,173)	(1,557)	(160)	(2,532)	-	-	-	(5,422)
Share of results of joint ventures and associates	3	9	-	-	-	-	-	12
Profit (loss) before tax and fair value unwind	1,363	(352)	221	(2,242)	681	(62)	(173)	(564)
Fair value unwind	544	1,551	26	104	(21)	-	(536)	1,668
Profit (loss) before tax	1,907	1,199	247	(2,138)	660	(62)	(709)	1,104

Banking net interest margin	2.14%	1.64%	4.27%	1.31%				2.12%
Cost:income ratio1	46.7%	52.3%	55.3%	73.2%	37.9%			52.4%

Half-year to 30 June 2011 - As previously reported

	Retail	Wholesale	Commercial	Wealth and Int'l	Insurance	Group Operations	Central items	Group
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	4,163	1,401	649	509	(142)	(29)	(173)	6,378
Other income	884	1,337	218	631	1,319	23	(414)	3,998
Total income	5,047	2,738	867	1,140	1,177	(6)	(587)	10,376
Insurance claims	-	-	-	-	(198)	-	-	(198)
Total income, net of insurance claims	5,047	2,738	867	1,140	979	(6)	(587)	10,178
Operating expenses	(2,221)	(1,312)	(471)	(792)	(415)	(56)	(65)	(5,332)
Trading surplus	2,826	1,426	396	348	564	(62)	(652)	4,846
Impairment	(1,173)	(1,557)	(160)	(2,532)	-	-	-	(5,422)
Share of results of joint ventures and associates	3	9	-	-	-	-	-	12
Profit (loss) before tax and fair value unwind	1,656	(122)	236	(2,184)	564	(62)	(652)	(564)
Fair value unwind	544	1,551	26	104	(21)	-	(536)	1,668
Profit (loss) before tax	2,200	1,429	262	(2,080)	543	(62)	(1,188)	1,104

Banking net interest margin	2.26%	1.64%	4.35%	1.47%				2.07%
Cost:income ratio1	44.0%	47.9%	54.3%	69.5%	42.4%			52.4%

1	Operating expenses divided by total income net of insurance claims.

COMBINED BUSINESSES SEGMENTAL ANALYSIS - GROUP (continued)
APPENDIX
Half-year to 30 June 2010 - As restated

	Retail	Wholesale	Commercial	Wealth and Int'l	Insurance	Group Operations	Central items	Group
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	4,357	1,408	557	545	(19)	(31)	94	6,911
Other income	836	1,988	227	605	1,320	15	840	5,831
Total income	5,193	3,396	784	1,150	1,301	(16)	934	12,742
Insurance claims	-	-	-	-	(261)	-	-	(261)
Total income, net of insurance claims	5,193	3,396	784	1,150	1,040	(16)	934	12,481
Costs:
Operating expenses	(2,233)	(1,401)	(481)	(744)	(423)	(36)	(117)	(5,435)
Impairment of tangible fixed assets	-	(150)	-	-	-	-	-	(150)
	(2,233)	(1,551)	(481)	(744)	(423)	(36)	(117)	(5,585)
Trading surplus	2,960	1,845	303	406	617	(52)	817	6,896
Impairment	(1,335)	(2,801)	(190)	(2,228)	-	-	-	(6,554)
Share of results of joint ventures and associates	8	(60)	-	(2)	(10)	1	1	(62)
Profit (loss) before tax and fair value unwind	1,633	(1,016)	113	(1,824)	607	(51)	818	280
Fair value unwind	583	1,433	30	164	(21)	-	(866)	1,323
Profit (loss) before tax	2,216	417	143	(1,660)	586	(51)	(48)	1,603

Banking net interest margin	2.33%	1.61%	3.74%	1.50%				2.20%
Cost:income ratio	43.0%	41.3%	61.4%	64.7%	40.7%			43.5%

Half-year to 30 June 2010 - As previously reported

	Retail	Wholesale	Commercial	Wealth and Int'l	Insurance	Group Operations	Central items	Group
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	4,636	1,576	571	596	(136)	(36)	(296)	6,911
Other income	836	1,988	227	605	1,320	15	840	5,831
Total income	5,472	3,564	798	1,201	1,184	(21)	544	12,742
Insurance claims	-	-	-	-	(261)	-	-	(261)
Total income, net of insurance claims	5,472	3,564	798	1,201	923	(21)	544	12,481
Costs:
Operating expenses	(2,233)	(1,401)	(481)	(744)	(423)	(36)	(117)	(5,435)
Impairment of tangible fixed assets	-	(150)	-	-	-	-	-	(150)
	(2,233)	(1,551)	(481)	(744)	(423)	(36)	(117)	(5,585)
Trading surplus	3,239	2,013	317	457	500	(57)	427	6,896
Impairment	(1,335)	(2,801)	(190)	(2,228)	-	-	-	(6,554)
Share of results of joint ventures and associates	8	(60)	-	(2)	(10)	1	1	(62)
Profit (loss) before tax and fair value unwind	1,912	(848)	127	(1,773)	490	(56)	428	280
Fair value unwind	583	1,433	30	164	(21)	-	(866)	1,323
Profit (loss) before tax	2,495	585	157	(1,609)	469	(56)	(438)	1,603

Banking net interest margin	2.44%	1.51%	3.82%	1.65%				2.08%
Cost:income ratio	40.8%	39.3%	60.3%	61.9%	45.8%			43.5%

COMBINED BUSINESSES SEGMENTAL ANALYSIS - GROUP (continued)
APPENDIX
Half-year to 31 December 2010 - As restated

	Retail	Wholesale	Commercial	Wealth and Int'l	Insurance	Group Operations	Central items	Group
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	4,291	1,439	570	505	(20)	(30)	156	6,911
Other income	771	1,691	230	555	1,494	34	(442)	4,333
Total income	5,062	3,130	800	1,060	1,474	4	(286)	11,244
Insurance claims	-	-	-	-	(281)	-	-	(281)
Total income, net of insurance claims	5,062	3,130	800	1,060	1,193	4	(286)	10,963
Operating expenses	(2,411)	(1,351)	(511)	(792)	(431)	(7)	10	(5,493)
Trading surplus	2,651	1,779	289	268	762	(3)	(276)	5,470
Impairment	(1,412)	(1,263)	(192)	(3,760)	-	-	-	(6,627)
Share of results of joint ventures and associates	9	(35)	-	(6)	-	2	1	(29)
Profit (loss) before tax and fair value unwind	1,248	481	97	(3,498)	762	(1)	(275)	(1,186)
Fair value unwind	522	1,616	51	208	(22)	-	(580)	1,795
Profit (loss) before tax	1,770	2,097	148	(3,290)	740	(1)	(855)	609

Banking net interest margin	2.29%	1.57%	3.74%	1.41%				2.22%
Cost:income ratio	47.6%	43.2%	63.9%	74.7%	36.1%			50.1%

Half-year to 31 December 2010 - As previously reported

	Retail	Wholesale	Commercial	Wealth and Int'l	Insurance	Group Operations	Central items	Group
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	4,742	1,675	604	580	(127)	(36)	(527)	6,911
Other income	771	1,691	230	555	1,494	34	(442)	4,333
Total income	5,513	3,366	834	1,135	1,367	(2)	(969)	11,244
Insurance claims	-	-	-	-	(281)	-	-	(281)
Total income, net of insurance claims	5,513	3,366	834	1,135	1,086	(2)	(969)	10,963
Operating expenses	(2,411)	(1,351)	(511)	(792)	(431)	(7)	10	(5,493)
Trading surplus	3,102	2,015	323	343	655	(9)	(959)	5,470
Impairment	(1,412)	(1,263)	(192)	(3,760)	-	-	-	(6,627)
Share of results of joint ventures and associates	9	(35)	-	(6)	-	2	1	(29)
Profit (loss) before tax and fair value unwind	1,699	717	131	(3,423)	655	(7)	(958)	(1,186)
Fair value unwind	522	1,616	51	208	(22)	-	(580)	1,795
Profit (loss) before tax	2,221	2,333	182	(3,215)	633	(7)	(1,538)	609

Banking net interest margin	2.49%	1.54%	3.93%	1.61%				2.12%
Cost:income ratio	43.7%	40.1%	61.3%	69.8%	39.7%			50.1%

COMBINED BUSINESSES SEGMENTAL ANALYSIS - GROUP (continued)
APPENDIX
Full-year to 31 December 2010 - As restated

	Retail	Wholesale	Commercial	Wealth and Int'l	Insurance	Group Operations	Central items	Group
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	8,648	2,847	1,127	1,050	(39)	(61)	250	13,822
Other income	1,607	3,679	457	1,160	2,814	49	398	10,164
Total income	10,255	6,526	1,584	2,210	2,775	(12)	648	23,986
Insurance claims	-	-	-	-	(542)	-	-	(542)
Total income, net of insurance claims	10,255	6,526	1,584	2,210	2,233	(12)	648	23,444
Costs:
Operating expenses	(4,644)	(2,752)	(992)	(1,536)	(854)	(43)	(107)	(10,928)
Impairment of tangible fixed assets	-	(150)	-	-	-	-	-	(150)
	(4,644)	(2,902)	(992)	(1,536)	(854)	(43)	(107)	(11,078)
Trading surplus	5,611	3,624	592	674	1,379	(55)	541	12,366
Impairment	(2,747)	(4,064)	(382)	(5,988)	-	-	-	(13,181)
Share of results of joint ventures and associates	17	(95)	-	(8)	(10)	3	2	(91)
Profit (loss) before tax and fair value unwind	2,881	(535)	210	(5,322)	1,369	(52)	543	(906)
Fair value unwind	1,105	3,049	81	372	(43)	-	(1,446)	3,118
Profit (loss) before tax	3,986	2,514	291	(4,950)	1,326	(52)	(903)	2,212

Banking net interest margin	2.31%	1.59%	3.74%	1.46%				2.21%
Cost:income ratio	45.3%	42.2%	62.6%	69.5%	38.2%			46.6%

Full-year to 31 December 2010 - As previously reported

	Retail	Wholesale	Commercial	Wealth and Int'l	Insurance	Group Operations	Central items	Group
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	9,378	3,251	1,175	1,176	(263)	(72)	(823)	13,822
Other income	1,607	3,679	457	1,160	2,814	49	398	10,164
Total income	10,985	6,930	1,632	2,336	2,551	(23)	(425)	23,986
Insurance claims	-	-	-	-	(542)	-	-	(542)
Total income, net of insurance claims	10,985	6,930	1,632	2,336	2,009	(23)	(425)	23,444
Costs:
Operating expenses	(4,644)	(2,752)	(992)	(1,536)	(854)	(43)	(107)	(10,928)
Impairment of tangible fixed assets	-	(150)	-	-	-	-	-	(150)
	(4,644)	(2,902)	(992)	(1,536)	(854)	(43)	(107)	(11,078)
Trading surplus	6,341	4,028	640	800	1,155	(66)	(532)	12,366
Impairment	(2,747)	(4,064)	(382)	(5,988)	-	-	-	(13,181)
Share of results of joint ventures and associates	17	(95)	-	(8)	(10)	3	2	(91)
Profit (loss) before tax and fair value unwind	3,611	(131)	258	(5,196)	1,145	(63)	(530)	(906)
Fair value unwind	1,105	3,049	81	372	(43)	-	(1,446)	3,118
Profit (loss) before tax	4,716	2,918	339	(4,824)	1,102	(63)	(1,976)	2,212

Banking net interest margin	2.46%	1.52%	3.88%	1.63%				2.10%
Cost:income ratio	42.3%	39.7%	60.8%	65.8%	42.5%			46.6%

COMBINED BUSINESSES SEGMENTAL ANALYSIS - CORE (continued)
APPENDIX
Half-year to 30 June 2011 - As restated

	Retail	Wholesale	Commercial	Wealth and Int'l	Insurance	Group Operations	Central items	Group
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	3,688	819	619	186	(30)	(29)	306	5,559
Other income	875	1,608	217	504	1,282	23	(414)	4,095
Total income	4,563	2,427	836	690	1,252	(6)	(108)	9,654
Insurance claims	-	-	-	-	(198)	-	-	(198)
Total income, net of insurance claims	4,563	2,427	836	690	1,054	(6)	(108)	9,456
Operating expenses	(2,218)	(1,093)	(468)	(565)	(395)	(56)	(65)	(4,860)
Trading surplus	2,345	1,334	368	125	659	(62)	(173)	4,596
Impairment	(1,052)	(409)	(160)	(15)	-	-	-	(1,636)
Share of results of joint ventures and associates	2	-	-	1	-	-	-	3
Profit (loss) before tax and fair value unwind	1,295	925	208	111	659	(62)	(173)	2,963
Fair value unwind	420	10	26	4	(21)	-	(536)	(97)
Profit (loss) before tax	1,715	935	234	115	638	(62)	(709)	2,866

Banking net interest margin	2.23%	1.79%	4.39%	4.11%				2.43%
Cost:income ratio1	48.6%	45.0%	56.0%	81.9%	37.5%			51.4%

Half-year to 30 June 2011 - As previously reported

	Retail	Wholesale	Commercial	Wealth and Int'l	Insurance	Group Operations	Central items	Group
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	3,959	888	635	221	(148)	(29)	(173)	5,353
Other income	875	1,608	217	504	1,282	23	(414)	4,095
Total income	4,834	2,496	852	725	1,134	(6)	(587)	9,448
Insurance claims	-	-	-	-	(198)	-	-	(198)
Total income, net of insurance claims	4,834	2,496	852	725	936	(6)	(587)	9,250
Operating expenses	(2,218)	(1,093)	(468)	(565)	(395)	(56)	(65)	(4,860)
Trading surplus	2,616	1,403	384	160	541	(62)	(652)	4,390
Impairment	(1,052)	(409)	(160)	(15)	-	-	-	(1,636)
Share of results of joint ventures and associates	2	-	-	1	-	-	-	3
Profit (loss) before tax and fair value unwind	1,566	994	224	146	541	(62)	(652)	2,757
Fair value unwind	420	10	26	4	(21)	-	(536)	(97)
Profit (loss) before tax	1,986	1,004	250	150	520	(62)	(1,188)	2,660

Banking net interest margin	2.34%	1.86%	4.50%	4.50%				2.35%
Cost:income ratio1	45.9%	43.8%	54.9%	77.9%				52.5%

1	Operating expenses divided by total income net of insurance claims.

COMBINED BUSINESSES SEGMENTAL ANALYSIS - CORE (continued)
APPENDIX
Half-year to 30 June 2010 - As restated

	Retail	Wholesale	Commercial	Wealth and Int'l	Insurance	Group Operations	Central items	Group
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	4,083	955	536	145	(23)	(31)	94	5,759
Other income	823	1,524	226	503	1,287	15	840	5,218
Total income	4,906	2,479	762	648	1,264	(16)	934	10,977
Insurance claims	-	-	-	-	(261)	-	-	(261)
Total income, net of insurance claims	4,906	2,479	762	648	1,003	(16)	934	10,716
Operating expenses	(2,229)	(1,108)	(477)	(531)	(410)	(36)	(117)	(4,908)
Trading surplus	2,677	1,371	285	117	593	(52)	817	5,808
Impairment	(1,286)	(162)	(189)	(16)	-	-	-	(1,653)
Share of results of joint ventures and associates	8	3	-	(1)	(10)	1	1	2
Profit (loss) before tax and fair value unwind	1,399	1,212	96	100	583	(51)	818	4,157
Fair value unwind	513	9	30	14	(21)	-	(866)	(321)
Profit (loss) before tax	1,912	1,221	126	114	562	(51)	(48)	3,836

Banking net interest margin	2.39%	1.62%	3.88%	3.24%				2.46%
Cost:income ratio	45.4%	44.7%	62.6%	81.9%	40.9%			45.8%

Half-year to 30 June 2010 - As previously reported

	Retail	Wholesale	Commercial	Wealth and Int'l	Insurance	Group Operations	Central items	Group
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	4,380	998	551	158	(141)	(36)	(296)	5,614
Other income	823	1,524	226	503	1,287	15	840	5,218
Total income	5,203	2,522	777	661	1,146	(21)	544	10,832
Insurance claims	-	-	-	-	(261)	-	-	(261)
Total income, net of insurance claims	5,203	2,522	777	661	885	(21)	544	10,571
Operating expenses	(2,229)	(1,108)	(477)	(531)	(410)	(36)	(117)	(4,908)
Trading surplus	2,974	1,414	300	130	475	(57)	427	5,663
Impairment	(1,286)	(162)	(189)	(16)	-	-	-	(1,653)
Share of results of joint ventures and associates	8	3	-	(1)	(10)	1	1	2
Profit (loss) before tax and fair value unwind	1,696	1,255	111	113	465	(56)	428	4,012
Fair value unwind	513	9	30	14	(21)	-	(866)	(321)
Profit (loss) before tax	2,209	1,264	141	127	444	(56)	(438)	3,691

Banking net interest margin	2.52%	1.51%	3.97%	3.05%				2.28%
Cost:income ratio	42.8%	43.9%	61.4%	80.3%				46.4%

COMBINED BUSINESSES SEGMENTAL ANALYSIS - CORE (continued)
APPENDIX
Half-year to 31 December 2010 - As restated

	Retail	Wholesale	Commercial	Wealth and Int'l	Insurance	Group Operations	Central items	Group
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	4,029	822	552	160	(24)	(30)	156	5,665
Other income	760	1,492	229	487	1,363	34	(442)	3,923
Total income	4,789	2,314	781	647	1,339	4	(286)	9,588
Insurance claims	-	-	-	-	(281)	-	-	(281)
Total income, net of insurance claims	4,789	2,314	781	647	1,058	4	(286)	9,307
Operating expenses	(2,408)	(1,083)	(507)	(578)	(403)	(7)	10	(4,976)
Trading surplus	2,381	1,231	274	69	655	(3)	(276)	4,331
Impairment	(1,343)	(414)	(192)	(10)	-	-	-	(1,959)
Share of results of joint ventures and associates	9	(1)	-	1	-	2	1	12
Profit (loss) before tax and fair value unwind	1,047	816	82	60	655	(1)	(275)	2,384
Fair value unwind	452	15	51	16	(22)	-	(580)	(68)
Profit (loss) before tax	1,499	831	133	76	633	(1)	(855)	2,316

Banking net interest margin	2.35%	1.55%	3.84%	3.38%				2.50%
Cost:income ratio	50.3%	46.8%	64.9%	89.3%	38.1%			53.5%

Half-year to 31 December 2010 - As previously reported

	Retail	Wholesale	Commercial	Wealth and Int'l	Insurance	Group Operations	Central items	Group
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	4,464	882	588	182	(133)	(36)	(527)	5,420
Other income	760	1,492	229	487	1,363	34	(442)	3,923
Total income	5,224	2,374	817	669	1,230	(2)	(969)	9,343
Insurance claims	-	-	-	-	(281)	-	-	(281)
Total income, net of insurance claims	5,224	2,374	817	669	949	(2)	(969)	9,062
Operating expenses	(2,408)	(1,083)	(507)	(578)	(403)	(7)	10	(4,976)
Trading surplus	2,816	1,291	310	91	546	(9)	(959)	4,086
Impairment	(1,343)	(414)	(192)	(10)	-	-	-	(1,959)
Share of results of joint ventures and associates	9	(1)	-	1	-	2	1	12
Profit (loss) before tax and fair value unwind	1,482	876	118	82	546	(7)	(958)	2,139
Fair value unwind	452	15	51	16	(22)	-	(580)	(68)
Profit (loss) before tax	1,934	891	169	98	524	(7)	(1,538)	2,071

Banking net interest margin	2.56%	1.53%	4.06%	3.32%				2.33%
Cost:income ratio	46.1%	45.6%	62.1%	86.4%				54.9%

COMBINED BUSINESSES SEGMENTAL ANALYSIS - CORE (continued)
APPENDIX
Full-year to 31 December 2010 - As restated

	Retail	Wholesale	Commercial	Wealth and Int'l	Insurance	Group Operations	Central items	Group
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	8,112	1,777	1,088	305	(47)	(61)	250	11,424
Other income	1,583	3,016	455	990	2,650	49	398	9,141
Total income	9,695	4,793	1,543	1,295	2,603	(12)	648	20,565
Insurance claims	-	-	-	-	(542)	-	-	(542)
Total income, net of insurance claims	9,695	4,793	1,543	1,295	2,061	(12)	648	20,023
Operating expenses	(4,637)	(2,191)	(984)	(1,109)	(813)	(43)	(107)	(9,884)
Trading surplus	5,058	2,602	559	186	1,248	(55)	541	10,139
Impairment	(2,629)	(576)	(381)	(26)	-	-	-	(3,612)
Share of results of joint ventures and associates	17	2	-	-	(10)	3	2	14
Profit (loss) before tax and fair value unwind	2,446	2,028	178	160	1,238	(52)	543	6,541
Fair value unwind	965	24	81	30	(43)	-	(1,446)	(389)
Profit (loss) before tax	3,411	2,052	259	190	1,195	(52)	(903)	6,152

Banking net interest margin	2.37%	1.59%	3.86%	3.31%				2.48%
Cost:income ratio	47.8%	45.7%	63.8%	85.6%	39.4%			49.4%

Full-year to 31 December 2010 - As previously reported

	Retail	Wholesale	Commercial	Wealth and Int'l	Insurance	Group Operations	Central items	Group
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	8,844	1,880	1,139	340	(274)	(72)	(823)	11,034
Other income	1,583	3,016	455	990	2,650	49	398	9,141
Total income	10,427	4,896	1,594	1,330	2,376	(23)	(425)	20,175
Insurance claims	-	-	-	-	(542)	-	-	(542)
Total income, net of insurance claims	10,427	4,896	1,594	1,330	1,834	(23)	(425)	19,633
Operating expenses	(4,637)	(2,191)	(984)	(1,109)	(813)	(43)	(107)	(9,884)
Trading surplus	5,790	2,705	610	221	1,021	(66)	(532)	9,749
Impairment	(2,629)	(576)	(381)	(26)	-	-	-	(3,612)
Share of results of joint ventures and associates	17	2	-	-	(10)	3	2	14
Profit (loss) before tax and fair value unwind	3,178	2,131	229	195	1,011	(63)	(530)	6,151
Fair value unwind	965	24	81	30	(43)	-	(1,446)	(389)
Profit (loss) before tax	4,143	2,155	310	225	968	(63)	(1,976)	5,762

Banking net interest margin	2.54%	1.52%	4.02%	3.18%				2.31%
Cost:income ratio	44.5%	44.8%	61.7%	83.4%				50.3%

COMBINED BUSINESSES SEGMENTAL ANALYSIS - NON-CORE (continued)
APPENDIX
Half-year to 30 June 2011 - As restated

	Retail	Wholesale	Commercial	Wealth and Int'l	Insurance	Group Operations	Central items	Group
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	182	352	15	265	5			819
Other income	9	(271)	1	127	37			(97)
Total income	191	81	16	392	42			722
Insurance claims	-	-	-	-	-			-
Total income, net of insurance claims	191	81	16	392	42			722
Operating expenses	(3)	(219)	(3)	(227)	(20)			(472)
Trading surplus	188	(138)	13	165	22			250
Impairment	(121)	(1,148)	-	(2,517)	-			(3,786)
Share of results of joint ventures and associates	1	9	-	(1)	-			9
Profit (loss) before tax and fair value unwind	68	(1,277)	13	(2,353)	22			(3,527)
Fair value unwind	124	1,541	-	100	-			1,765
Profit (loss) before tax	192	264	13	(2,253)	22			(1,762)

Banking net interest margin	1.19%	1.47%	2.01%	0.88%				1.20%

Half-year to 30 June 2011 - As previously reported

	Retail	Wholesale	Commercial	Wealth and Int'l	Insurance	Group Operations	Central items	Group
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	204	513	14	288	6			1,025
Other income	9	(271)	1	127	37			(97)
Total income	213	242	15	415	43			928
Insurance claims	-	-	-	-	-			-
Total income, net of insurance claims	213	242	15	415	43			928
Operating expenses	(3)	(219)	(3)	(227)	(20)			(472)
Trading surplus	210	23	12	188	23			456
Impairment	(121)	(1,148)	-	(2,517)	-			(3,786)
Share of results of joint ventures and associates	1	9	-	(1)	-			9
Profit (loss) before tax and fair value unwind	90	(1,116)	12	(2,330)	23			(3,321)
Fair value unwind	124	1,541	-	100	-			1,765
Profit (loss) before tax	214	425	12	(2,230)	23			(1,556)

Banking net interest margin	1.36%	1.36%	1.76%	1.01%				1.23%

COMBINED BUSINESSES SEGMENTAL ANALYSIS - NON-CORE (continued)
APPENDIX
Half-year to 30 June 2010 - As restated

	Retail	Wholesale	Commercial	Wealth and Int'l	Insurance	Group Operations	Central items	Group
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	274	453	21	400	4			1,152
Other income	13	464	1	102	33			613
Total income	287	917	22	502	37			1,765
Insurance claims	-	-	-	-	-			-
Total income, net of insurance claims	287	917	22	502	37			1,765
Costs:
Operating expenses	(4)	(293)	(4)	(213)	(13)			(527)
Impairment of tangible fixed assets	-	(150)	-	-	-			(150)
	(4)	(443)	(4)	(213)	(13)			(677)
Trading surplus	283	474	18	289	24			1,088
Impairment	(49)	(2,639)	(1)	(2,212)	-			(4,901)
Share of results of joint ventures and associates	-	(63)	-	(1)	-			(64)
Profit (loss) before tax and fair value unwind	234	(2,228)	17	(1,924)	24			(3,877)
Fair value unwind	70	1,424	-	150	-			1,644
Profit (loss) before tax	304	(804)	17	(1,774)	24			(2,233)

Banking net interest margin	1.65%	1.61%	1.98%	1.25%				1.49%

Half-year to 30 June 2010 - As previously reported

	Retail	Wholesale	Commercial	Wealth and Int'l	Insurance	Group Operations	Central items	Group
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	256	578	20	438	5			1,297
Other income	13	464	1	102	33			613
Total income	269	1,042	21	540	38			1,910
Insurance claims	-	-	-	-	-			-
Total income, net of insurance claims	269	1,042	21	540	38			1,910
Costs:
Operating expenses	(4)	(293)	(4)	(213)	(13)			(527)
Impairment of tangible fixed assets	-	(150)	-	-	-			(150)
	(4)	(443)	(4)	(213)	(13)			(677)
Trading surplus	265	599	17	327	25			1,233
Impairment	(49)	(2,639)	(1)	(2,212)	-			(4,901)
Share of results of joint ventures and associates	-	(63)	-	(1)	-			(64)
Profit (loss) before tax and fair value unwind	216	(2,103)	16	(1,886)	25			(3,732)
Fair value unwind	70	1,424	-	150	-			1,644
Profit (loss) before tax	286	(679)	16	(1,736)	25			(2,088)

Banking net interest margin	1.57%	1.51%	1.85%	1.44%				1.50%

COMBINED BUSINESSES SEGMENTAL ANALYSIS - NON-CORE (continued)
APPENDIX
Half-year to 31 December 2010 - As restated

	Retail	Wholesale	Commercial	Wealth and Int'l	Insurance	Group Operations	Central items	Group
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	262	617	18	345	4			1,246
Other income	11	199	1	68	131			410
Total income	273	816	19	413	135			1,656
Insurance claims	-	-	-	-	-			-
Total income, net of insurance claims	273	816	19	413	135			1,656
Operating expenses	(3)	(268)	(4)	(214)	(28)			(517)
Trading surplus	270	548	15	199	107			1,139
Impairment	(69)	(849)	-	(3,750)	-			(4,668)
Share of results of joint ventures and associates	-	(34)	-	(7)	-			(41)
Profit (loss) before tax and fair value unwind	201	(335)	15	(3,558)	107			(3,570)
Fair value unwind	70	1,601	-	192	-			1,863
Profit (loss) before tax	271	1,266	15	(3,366)	107			(1,707)

Banking net interest margin	1.63%	1.59%	1.97%	1.10%				1.43%

Half-year to 31 December 2010 - As previously reported

	Retail	Wholesale	Commercial	Wealth and Int'l	Insurance	Group Operations	Central items	Group
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	278	793	16	398	6			1,491
Other income	11	199	1	68	131			410
Total income	289	992	17	466	137			1,901
Insurance claims	-	-	-	-	-			-
Total income, net of insurance claims	289	992	17	466	137			1,901
Operating expenses	(3)	(268)	(4)	(214)	(28)			(517)
Trading surplus	286	724	13	252	109			1,384
Impairment	(69)	(849)	-	(3,750)	-			(4,668)
Share of results of joint ventures and associates	-	(34)	-	(7)	-			(41)
Profit (loss) before tax and fair value unwind	217	(159)	13	(3,505)	109			(3,325)
Fair value unwind	70	1,601	-	192	-			1,863
Profit (loss) before tax	287	1,442	13	(3,313)	109			(1,462)

Banking net interest margin	1.75%	1.56%	1.88%	1.34%				1.52%

COMBINED BUSINESSES SEGMENTAL ANALYSIS - NON-CORE (continued)
APPENDIX
Full-year to 31 December 2010 - As restated

	Retail	Wholesale	Commercial	Wealth and Int'l	Insurance	Group Operations	Central items	Group
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	536	1,070	39	745	8			2,398
Other income	24	663	2	170	164			1,023
Total income	560	1,733	41	915	172			3,421
Insurance claims	-	-	-	-	-			-
Total income, net of insurance claims	560	1,733	41	915	172			3,421
Costs:
Operating expenses	(7)	(561)	(8)	(427)	(41)			(1,044)
Impairment of tangible fixed assets	-	(150)	-	-	-			(150)
	(7)	(711)	(8)	(427)	(41)			(1,194)
Trading surplus	553	1,022	33	488	131			2,227
Impairment	(118)	(3,488)	(1)	(5,962)	-			(9,569)
Share of results of joint ventures and associates	-	(97)	-	(8)	-			(105)
Profit (loss) before tax and fair value unwind	435	(2,563)	32	(5,482)	131			(7,447)
Fair value unwind	140	3,025	-	342	-			3,507
Profit (loss) before tax	575	462	32	(5,140)	131			(3,940)

Banking net interest margin	1.64%	1.60%	1.97%	1.18%				1.46%

Full-year to 31 December 2010 - As previously reported

	Retail	Wholesale	Commercial	Wealth and Int'l	Insurance	Group Operations	Central items	Group
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	534	1,371	36	836	11			2,788
Other income	24	663	2	170	164			1,023
Total income	558	2,034	38	1,006	175			3,811
Insurance claims	-	-	-	-	-			-
Total income, net of insurance claims	558	2,034	38	1,006	175			3,811
Costs:
Operating expenses	(7)	(561)	(8)	(427)	(41)			(1,044)
Impairment of tangible fixed assets	-	(150)	-	-	-			(150)
	(7)	(711)	(8)	(427)	(41)			(1,194)
Trading surplus	551	1,323	30	579	134			2,617
Impairment	(118)	(3,488)	(1)	(5,962)	-			(9,569)
Share of results of joint ventures and associates	-	(97)	-	(8)	-			(105)
Profit (loss) before tax and fair value unwind	433	(2,262)	29	(5,391)	134			(7,057)
Fair value unwind	140	3,025	-	342	-			3,507
Profit (loss) before tax	573	763	29	(5,049)	134			(3,550)

Banking net interest margin	1.66%	1.53%	1.87%	1.39%				1.51%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Kate O'Neill

                                                                                                                                                 Name: Kate O'Neill

                                     Title: Managing Director
                                       Investor Relations

Date:  25 October 2011